================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              THERATX, INCORPORATED
                            (Name of Subject Company)


                                  VENCOR, INC.
                             PEACH ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    883384109
                      (CUSIP Number of Class of Securities)


                                  Jill L. Force
                             Senior Vice President,
                          Secretary and General Counsel
                                  Vencor, Inc.
                              3300 Providian Center
                             400 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 596-7300


           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                                    Copy to:

                             Joseph B. Frumkin, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

================================================================================

         This Amendment No. 3 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc. ("Vencor"), and Peach Acquisition Corp. (the "Purchaser") on February 14, 1997, as amended by Amendment No. 1 to such Schedule dated February 24, 1997 and Amendment No. 2 to such Schedule, dated March 3, 1997 (as amended, the "Schedule 14D-1"), with respect to shares of Common Stock, par value $.001 per share ("Shares"), of TheraTx, Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.

Item 10. Additional Information.

         The introductory clause of the first full paragraph of Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

              Notwithstanding any other provision of the Offer, until (i) expiration or termination of all applicable waiting periods under the HSR Act and (ii) receipt of all necessary approvals under change of ownership, healthcare licensure and certificate of need laws and regulations, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Vencor's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), the Purchaser will not be required to pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion at or prior to the Expiration Date (subject to the Merger Agreement), terminate or amend the Offer if the Minimum Condition has not been fulfilled, or, if on or after February 9, 1997, and at or prior to the Expiration Date, any of the following events occurs:

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 10, 1997


                                          VENCOR, INC.

                                          By:/s/ W. Bruce Lunsford
                                             Name:  W. Bruce Lunsford
                                             Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer


                                          PEACH ACQUISITION CORP.

                                          By:/s/ W. Bruce Lunsford
                                             Name:  W. Bruce Lunsford
                                             Title: Chairman of the Board,
                                                    President and Chief
                                                    Executive Officer